A KW 3/13/14

14047017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC FILE NUMBER
8- 65337

MAR 0 4 2014

PUBLIC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sunnyside Boulevard Extension
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy (212) 895-3863
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent pubilic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

OD 3/20/14

Oath or Affirmation

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NILDA GONZALEZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GO6039399
Qualified in New York County
My Commission Expires June 02, 2014

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC (a New York Limited Liability Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maxim Group LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 27, 2014

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents		$ 15,395,515
Deposit with clearing broker		605,000
Receivables from broker-dealers and clearing organizations		3,334,563
Securities owned, at fair value		9,104,661
Employee forgivable loans		710,846
Prepaid expenses		435,539
Goodwill		2,946,806
Security deposits, officers' loans receivable and other assets		1,191,967
Furniture and office equipment	$ 73,125	
Leasehold improvements	630,467	
	703,592	
Less accumulated depreciation	(521,350)	
Total property and equipment		182,242
Total assets		$ 33,907,139

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at fair value	$ 4,375,455
Accounts payable, accrued expenses, and other liabilities	12,044,365
	16,419,820
Members' equity	17,487,319
Total liabilities and members' equity	$ 33,907,139

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions on a fully disclosed basis through a clearing broker. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York, Red Bank, New Jersey, Boca Raton, Florida, Boston, Massachusetts and San Francisco, California. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. The Company has fifty-six non-equity members, as discussed in Note 9. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months.

RECEIVABLES

Receivables from clearing organizations are recorded based on trade-date, while other receivables are recorded when earned and when the amount is reasonably determinable. All receivables are stated at the amount management expects to collect on current outstanding balances. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and, accordingly, no allowance for doubtful accounts has been provided.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as more fully disclosed in Note 5.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated using the straight line method over their estimated useful lives which are 5-7 years for furniture and equipment and the shorter of the lease term or the estimated useful life for leasehold improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

GOODWILL

The Company has adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment* effective December 31, 2012. Pursuant to the provisions of this ASU, management now performs a qualitative assessment of goodwill impairment to assess the need to perform the traditional quantitative impairment test as previously required by generally accepted accounting principles.

Management now first considers qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying value. If, based on facts and circumstances, management determines that it is more likely than not that the fair value of the reporting unit is less than its fair value, then management performs a quantitative impairment assessment. The quantitative assessment requires management to compare the fair value of the reporting unit to which goodwill relates to that unit's carrying value. If the fair value exceeds its carrying value, then no impairment is recorded. If the fair value is below the carrying value, then an impairment loss is recorded for the excess of the carrying value over the implied fair value of goodwill. However, if management determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then goodwill is not deemed impaired and management is not required to perform the quantitative impairment test.

Management has evaluated all significant facts and circumstances existing as of the date of the financial statements and has determined that it is not more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying amount, and, accordingly, no impairment has been recorded.

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INVESTMENT BANKING AND UNDERWRITING INCOME

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenues are earned when the Company serves as the lead underwriter in the offering. Underwriting revenues are earned when the Company serves as an underwriter on an offering and another firm is the lead. Investment banking management fees, sales concessions, and underwriting fees are all recorded on the trade date, or at the time the income is reasonably determinable.

INCOME TAXES

The Company was formed under the laws of New York as a Limited Liability Company. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the Statement of Income.

Accounting principles generally accepted in the United States requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES – (Continued)

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes that the Company's federal, New York State and New York City income tax returns prior to 2010, the New Jersey income tax returns prior to 2009, as well as the Florida, Massachusetts, and California income tax returns for 2012 are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist which could expand the open period.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 27, 2014, which is the date this financial statement was available to be issued, for possible disclosure and recognition in the financial statement.

NOTE 3: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, each month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance becomes immediately payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

CONTINUED

NOTE 4: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 1,518,937	$ 0
Fees and commissions receivable	1,815,626	0
Total	$ 3,334,563	$ 0

NOTE 5: FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 5: FAIR VALUE – (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. The Company relies on the valuation control processes of its clearing broker to validate the fair value of the company's financial instruments measured at fair value, including any that may be derived from pricing models. It is management's belief that the valuation methods used by the clearing broker are appropriate and consistent with other market participants, however, the use of different methodologies or assumptions to determine the fair value of certain financial instructions could result in a different fair value measurement at the reporting date.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specified measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

All of the Company's securities are valued at the closing price reported in the active market in which the individual securities are traded.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 5: FAIR VALUE - (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

ASSETS

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government and agency	$ 163,924	$ 0	$ 0	$ 163,924
State and municipal obligations	294,246	0	0	294,246
Corporate bonds, debentures, and notes	3,540,194	0	0	3,540,194
Corporate stocks	5,106,297	0	0	5,106,297
Totals	$ 9,104,661	$ 0	$ 0	$ 9,104,661

LIABILITIES

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
U.S. government and agency	$ 99,036	$ 0	$ 0	$ 99,036
Corporate bonds, debentures, and notes	1,798,473	0	0	1,798,473
Corporate stocks	2,477,946	0	0	2,477,946
Totals	$ 4,375,455	$ 0	$ 0	$4,375,455

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2013 the Company's net capital of $9,646,011, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital by $8,646,011.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

CONTINUED

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leases a portion of its New York City office from Wells Fargo Advisors, LLC pursuant to a sub-lease agreement that terminates on June 29, 2015. The current monthly rent payments are $47,870, plus any required escalations. The Company negotiated a lease directly with the landlord to commence upon termination of the sub-lease arrangement. This lease is included in the sub- lease agreement with Maxim Partners LLC as described in Note 8.

RED BANK NEW JERSEY OFFICE OPERATING LEASE

The Company leases an office in Red Bank, New Jersey from Wikoff Associates pursuant to a lease which terminates effective June 30, 2014. The current monthly rent payments are $6,828 plus any escalations as outlined in the original agreement.

BOCA RATON FLORIDA OFFICE OPERATING LEASE

The Company leases an office in Boca Raton, Florida from Pebb Boca Corporate, LLC pursuant to a lease which terminates effective July 1, 2014. The current monthly rent payments are $3,133, plus any escalations as outlined in the agreement.

BOSTON MASSACHUSETTS OFFICE OPERATING LEASE

The Company leases an office in Boston, Massachusetts from Regus Management Group, LLC pursuant to a lease which terminates effective June 1, 2014. The current monthly rent payments are $3,027, plus any escalations as outlined in the agreement.

SAN FRANCISCO CALIFORNIA OFFICE OPERATING LEASE

The Company leases an office in San Francisco, California from Regus Management Group, LLC pursuant to a lease which terminates effective July 1, 2014. The current monthly rent payments are $7,175 plus any escalations as outlined in the agreement.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES – (Continued)

In addition, pursuant to various equipment leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

The approximate minimum lease payments are as follows:

Years Ended	Amounts
12/31/14	$ 3,526,214
12/31/15	1,467,686
12/31/16	58,773
12/31/17	2,280
12/31/18	570
Total	$ 5,055,523

NOTE 8: OPERATING LEASES WITH RELATED PARTIES

WOODBURY OFFICE OPERATING LEASE
The Company sub-leases its Woodbury office from Maxim Partners LLC, pursuant to a lease agreement which expired on April 30, 2013. The terms of the lease were extended for an additional eight months, expiring December 31, 2013. The monthly payments, which the Company paid directly to the original lessor, were $31,005 per month plus any escalations required by the original lease between Maxim Partners LLC and the lessor.

Prior to the expiration of the existing lease, Maxim Partners LLC signed a lease for a new Woodbury location. The Company began subleasing this office space from Maxim Partners LLC in February 2014. The monthly payments to be made to Maxim Partners are $18,359 for the duration of the lease, which expires December 31, 2024.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

CONTINUED

NOTE 8: OPERATING LEASES WITH RELATED PARTIES – (Continued)

NEW YORK CITY OFFICE OPERATING LEASE
The Company subleases a portion of its New York City office, including certain furniture, fixtures, equipment, and improvements from Maxim Partners LLC (See Note 1) pursuant to a sublease agreement expiring June 30, 2021. The sublease calls for monthly rent payments of $200,000.

The approximate minimum lease payments for this lease are as follows:

Years Ended	Amounts
12/31/14	$ 2,601,948
12/31/15	2,620,307
12/31/16	2,620,307
12/31/17	2,620,307
12/31/18	2,620,307
Thereafter	7,321,840
Total	$ 20,405,016

NOTE 9: OTHER RELATED PARTY TRANSACTIONS

MJR HOLDINGS LLC

The Company has agreed to pay management fees of $100,000 per month to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties.

MJR HOLDINGS, INC.

The Company has agreed to pay management fees of $60,000 per month to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 9: OTHER RELATED PARTY TRANSACTIONS – (Continued)

OFFICERS' LOANS RECEIVABLE

The Company advances or is advanced loans at various times during the year to, or from, officers of the Company. These loans are informal and bear interest at the bank's prime rate, which was 3.25% at December 31, 2013. The balance on these loans was $622,599 at December 31, 2013, and includes interest of $22,599. These amounts are included in security deposits and other assets on the statement of financial condition.

NOTE 10: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company

NOTE 11: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. There are currently no legal matters which are both probable and reasonably estimable as of December 31, 2013.

NOTE 12: RISKS AND UNCERTAINTIES

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. Total cash on deposit exceeded federally insured limits by $15,200,812 at December 31, 2013.